

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 2, 2011

Via U.S. Mail and Facsimile to 31-84-837-2593

Ben van Wijhe, President
Asiarim Corporation
Suite 1601, 16/F Jie Yang Building
271 Lockhart Road
Wanchai, Hong Kong

> **Re:** **Asiarim Corporation**
> **Form 10-K for the fiscal year ended September 30, 2009**
> **Filed January 12, 2010, as amended**
> **Form 10-Q for the quarterly period ended June 30, 2010, as amended**
> **File No. 333-147187**

Dear Mr. van Wijhe:

We have reviewed your filing and have the following comments. Except where indicated, please confirm that you will comply with our comments in future filings.

Please respond to this letter within ten business days by providing the requested information or advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K/A filed on January 18, 2011

Business Overview-Consumer Electronics Business, page 2

1.   Revise your disclosure to include the country of incorporation of each of CIC Europe Holding B.V. and Reunite Investments Inc. and Commodore Asia Holdings Limited here.

Design and Manufacturing, page 6

2.   Expand your disclosure to explain your "cooperation with a design team based in Shenzen," and how this cooperation is formalized, etc.

<u>Trademark, page 6</u>

3.   We note your statement referencing "…[y]our newly acquired subsidiary CIC Europe Holding B.V…." however on page 2 you describe this entity as a subsidiary of Reunite Investments Inc. Please reconcile.

<u>Employees, page 8</u>

4.   Revise to state your number of employees, not the number of employees of the "Group."

<u>Risk Factors, page 9</u>

<u>If we are unable to resist price increases from our suppliers…, page 13</u>

5.   Please revise the heading and risk to clearly articulate the risk. For example, state that suppliers have increased their price to you, if true, and at what percentages, etc. and how your customers have responded.

<u>Risk related to doing business in China, page 21</u>

6.   We believe your current risk factor disclosure regarding doing business in China is too vague. In this regard, we are aware that you are creating a joint venture with Ascenda to manufacture your products in China. To the extent appropriate, please revise to provide risk factor disclosure regarding the following issues:

- Your ability to conduct business in China as a foreign invested enterprise. In this regard, disclose whether your planned business is permitted, encouraged, restricted, or prohibited under the Catalog for Guidance of Foreign Investment Industries.
- Whether you or your affiliates need a special license to conduct business in China besides a general business license.
- The scope of your affiliates' business licenses and whether your business is within that scope.
- Your receipt of SAFE approval. Please explain how the foreign currency administration rules affect your business. Also, explain how the requirement to allocate funds to statutory reserve accounts affects the ability to declare dividends to the holding company. Please also tell us whether any of your officers have registered with SAFE and revise accordingly.
- Your compliance with SAFE Circular 142. Please explain how these regulations affect your ability to transfer any overseas funds.
- Your compliance with the Enterprise Income Tax Law. Please address whether your joint venture would be considered a Chinese resident enterprise so that it is subject to a certain tax rate and dividends are subject to a withholding tax.

Notes to Consolidated Financial Statements

8. Acquisition of Subsidiary Companies, page F-19

7.   We note your response letter dated January 18, 2011 addressing our oral comments issued during a telephone conversation on December 2, 2010. It appears that you have recognized an intangible asset associated with your acquisition of the Commodore Brand, yet your disclosures on page F-19 and F-20 continue to reflect the recognition of goodwill in your purchase price allocation. Please revise, as appropriate, and expand your disclosure to include discussion of reclassification of goodwill to brand.

8.   Please explain the changes in your goodwill and brand assets between June 30, 2010 and September 30, 2010.

9.   Please provide discussion of your acquisition of 51% interest in Commodore Asia JV from Ascenda for 2,685,000 shares on July 1, 2010. Include discussion of what was acquired in exchange for the shares issued (e.g., the assets, liabilities and operations of the JV at the time of the acquisition). Also, please provide purchase price allocation.

Pro Forma Financials, page F-20

10.   Please remove pro forma balance sheet as of September 30, 2009 as the acquisition is already reflected in the historical balance sheet as of September 30, 2010, or advise us.

11.   Please revise your pro forma consolidated statement of operations to reflect the most recent full fiscal year.

12.   Please provide explanation of any significant or unusual pro forma results (e.g. pro forma net revenues of $437,203 for the fiscal year ended September 30, 2009, while post acquisition net revenues for the fiscal year ended September 30, 2010 were only $9,881.)

11. Note to Consolidated Cash Flow Statement, page F-25

a) Purchase of interests in subsidiaries, page F-25

13.   Please reconcile your disclosure on page F-25 to your disclosure on page F-19.

Ben van Wijhe
Asiarim Corporation
February 2, 2011
Page 4

You may contact Kenya Gumbs, Staff Accountant, at 202-551-3373 or Bob Littlepage, Accountant Branch Chief, at 202-551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Ajay Koduri, Staff Attorney, at 202-551-3310 or Celeste M. Murphy, Legal Branch Chief, at 202-551-3257 with any other questions.

Sincerely,

/s/ Celeste M. Murphy for

Larry Spirgel
Assistant Director